EXHIBIT 99.1

ALL PROPOSALS APPROVED AT RADA’S EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Netanya, Israel – May 16, 2016 – RADA Electronic Systems, Ltd. (NASDAQ: RADA) announced today that all proposals were approved at its Extraordinary General Meeting of Shareholders that took place on May 15, 2016. These proposals included the increase of the registered share capital of the Company to 75,000,000 ordinary shares, the approval of certain proposed transactions with DBSI Investments Ltd, an Israeli investment firm, which will result in DBSI becoming the holder of more than 45% of the Company's outstanding shares, the approval of the Company’s amended and restated Articles of Association, approval of amendment to the Company’s compensation policy, approval of the purchase of special directors and officers run off insurance coverage and approval of the  execution of indemnification agreements with each of the Company's existing and future office holders.